Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

February 28, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 28, 2023, The Nasdaq Stock Market LLC (the "Exchange") received Hub Cyber Security Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, no par value per share
Warrants expiring 2023 to purchase ordinary shares
Warrants expiring 2028 to purchase ordinary shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi